Exhibit 99.1

Cenovus provides first-quarter operational update

Company responds to pipeline constraints

Calgary, Alberta (March 22, 2018) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has been operating its oil sands facilities at reduced production rates and is storing excess barrels in its reservoirs in response to wider than normal light-heavy price differentials and recent pipeline capacity constraints as well as the slow pace of the ramp-up in crude-by-rail export capacity in Alberta.

“When Canadian heavy oil is selling at a wide discount to West Texas Intermediate due to transportation bottlenecks, we have significant capacity to store barrels in our oil sands reservoirs to be produced and sold at a later date when pipeline capacity improves and differentials narrow,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “As a prudent response to the current transportation and pricing environment, we’ve been operating our Christina Lake and Foster Creek facilities at reduced production levels since February while continuing to inject steam at normal rates.”

While this strategy may result in fluctuating production from month to month, Cenovus continues to expect full-year oil sands volumes for 2018 to be within the company’s guidance range of 364,000 to 382,000 barrels per day. Cenovus anticipates first quarter oil sands production of between 350,000 and 360,000 barrels per day.

“We’re taking steps to respond to a critical shortage of export pipeline capacity in Western Canada that is beyond our control and is having a negative impact on our industry and the broader Canadian economy,” said Pourbaix. “These transportation challenges faced by our industry clearly demonstrate the urgent need for approved pipeline projects in Canada to proceed as soon as possible.”

To further mitigate the impact of current pipeline constraints and discounted heavy oil pricing, Cenovus is evaluating opportunities to optimize the scheduling of maintenance at its oil sands facilities. The company is also in ongoing discussions with rail providers to resolve a shortage of locomotive hauling capacity that is preventing Cenovus from fully realizing the benefits of its Bruderheim crude-by-rail facility.

Cenovus also expects its first quarter results will be impacted by planned maintenance activity currently underway at the company’s two U.S. refineries jointly owned with Phillips 66, which operates the facilities.

ADVISORY

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made in light of Cenovus’s experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “anticipate”, “expect”, “mitigate”, “optimize”, “capacity”, “planned”, “strategy”, “impact” or similar expressions and includes suggestions of future outcomes, including statements about: the company’s operating approach in response to pipeline capacity restraints; the company’s capacity to store barrels in its oil sands reservoirs and related expectations regarding later sales; expectations regarding the company’s first quarter and full year oil sands production volumes, including relative to the company’s guidance range; potential opportunities to optimize scheduling of oil sands facilities maintenance and potential mitigating impacts with respect to current pipeline constraints and discounted heavy oil pricing; the timeframe for resolution of the locomotive hauling capacity shortage; expected impacts of planned refinery maintenance activities on the company’s first quarter results. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: forecast oil and natural gas, natural gas liquids, condensate and refined products prices, crude oil light-heavy price differential and other assumptions and sensitivities identified in Cenovus’s 2018 guidance, available at cenovus.com; successful and timely implementation of capital projects or stages thereof, projected capital investment levels, the flexibility of Cenovus’s capital spending plans and the associated sources of funding; accuracy of reserves estimates; future use and development of technology; ability to obtain necessary regulatory and partner approvals; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. Additional information about the material risk factors that could cause Cenovus’s actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Management and Risk Factors” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2017 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

CENOVUS CONTACTS:

Investor Relations Kam Sandhar Senior Vice-President, Strategy & Corporate Development 403-766-5883 Steven Murray Manager, Investor Relations 403-766-3382	Media Brett Harris Manager, External Communications 403-766-3420 Media Relations general line 403-766-7751